As confidentially submitted to the Securities and Exchange Commission on November 19, 2018.

This Amendment No. 1 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AVEDRO, INC.

(Exact name of registrant as specified in its charter)

Delaware	3841	13-4223265
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

201 Jones Road

Waltham, Massachusetts 02451

Tel: (781) 768-3400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Reza Zadno, Ph.D.

President and Chief Executive Officer

Avedro, Inc.

201 Jones Road

Waltham, Massachusetts 02451

Tel: (781) 768-3400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Marc A. Recht Nicole C. Brookshire Courtney T. Thorne Cooley LLP 500 Boylston Street Boston, Massachusetts 02116 (617) 937-2300	Paul S. Bavier General Counsel and Secretary Avedro, Inc. 201 Jones Road Waltham, Massachusetts 02451 (781) 768-3400	B. Shayne Kennedy Nathan Ajiashvili Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-2916

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☐	Smaller Reporting Company	☒
		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided in Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities Being Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.00001 par value per share	$	$

(1)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.
(2)

Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of additional shares that the underwriters have the option to purchase.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to the draft registration statement on Form S-1 (“Draft Registration Statement”) is being submitted confidentially solely for the purpose of submitting certain exhibits indicated in Part II of this Amendment No. 1 and updating Item 16 of the Draft Registration Statement accordingly. This Amendment No. 1 does not modify any provision of the prospectus that forms a part of the Draft Registration Statement and accordingly, such prospectus has been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq Global Market initial listing fee		*
Blue sky fees and expenses		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total		*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses, including attorneys’ fees but excluding judgments, fines and amounts paid in settlement, actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that a court of competent jurisdiction shall determine that such indemnity is proper.

Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of its officers, directors, employees and agents, against any liability asserted against and incurred by such persons in any such capacity.

Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

(iii) under Section 174 of the General Corporation Law of the State of Delaware or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

Our amended and restated certificate of incorporation provides that our directors shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the exculpation from liabilities is not permitted under the Delaware General Corporation Law as in effect at the time such liability is determined. In addition, our amended and restated certificate of incorporation provides that we may indemnify our directors, officers and other agents of the company to the fullest extent permitted by the laws of the State of Delaware and our amended and restated bylaws provide that we are required to indemnify our directors and executive officers to the fullest extent not prohibited by Delaware General Corporate Law. We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements provide, among other things, that we will indemnify our directors and officers for certain expenses, including damages, judgments, fines, penalties, settlements and costs and attorneys’ fees and disbursements, incurred by a director or officer in any claim, action or proceeding arising in his or her capacity as a director or officer of our company or in connection with service at our request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that a director or officer makes a claim for indemnification. We expect to enter into a similar agreement with any new directors or officers.

Our amended and restated bylaws provide that we may purchase and maintain insurance policies on behalf of our directors and officers against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act of 1933, as amended, or the Securities Act. We have obtained directors’ and officers’ liability insurance to cover liabilities our directors and officers may incur in connection with their services to us, and plan to expand such coverage to include matters arising under the securities laws prior to the completion of this offering.

In addition, the underwriting agreement related to this offering will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 15.	Recent Sales of Unregistered Securities.

The following list sets forth information regarding all unregistered securities issued by us since January 1, 2015 through the date of the prospectus that is a part of this registration statement:

Issuances of Common Stock and Options to Purchase Common Stock

From January 1, 2015 through the date of this registration statement, we granted stock options under our 2012 Stock Incentive Plan, as amended, to purchase up to an aggregate of 11,968,540 shares (net of expirations and cancellations) of our common stock to our employees, directors, and consultants, at a weighted average exercise price of $0.59 per share. From January 1, 2015 through the date of this registration statement, 878,240 shares of our common stock were issued upon the exercise of these options and the payment of $276,875.

The offers, sales and issuances of the securities described in the preceding paragraph were deemed to be exempt from registration either under Rule 701 promulgated under the Securities Act, or Rule 701, in that the transactions were under compensatory benefit plans and contracts relating to compensation. The recipients of such securities were our employees, directors or consultants and received the securities under our equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions.

Issuances of Preferred Stock and Warrants

In June 2016, we issued and sold an aggregate of 15,301,859 shares of Series AA convertible preferred stock to 30 accredited investors at $1.00 per share for an aggregate consideration of approximately $15.3 million.

In March 2017, we issued a warrant to purchase up to 474,446 shares of our Series AA convertible preferred stock to OrbiMed Royalty Opportunities II, LP. in connection with a debt financing.

In April 2017, we issued and sold an aggregate of 5,930,584 shares of Series BB convertible preferred stock to 14 accredited investors at $2.023410 per share for an aggregate consideration of approximately $12.0 million.

In April 2018, we issued and sold an aggregate of 9,529,571 shares of Series CC convertible preferred stock to 19 accredited investors at $2.623410 per share for an aggregate consideration of approximately $25.0 million.

The offers, sales and issuances of the securities described in the preceding paragraphs were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was either an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act or had adequate access, through employment, business or other relationships, to information about us.

Issuances of Restricted Stock Units and Restricted Common Stock

From January 1, 2015 through the date of this registration statement, we granted restricted stock units under our 2012 Stock Incentive Plan, as amended, to acquire up to an aggregate of 82,428 shares, net of expirations and cancellations, of our common stock to two executive officers.

From January 1, 2015 through the date of this registration statement, we granted under our 2012 Stock Incentive Plan, as amended, an aggregate of 1,223,000 shares, net of expirations and cancellations, of restricted common stock to a former executive officer.

The offers, sales and issuances of the securities described in the preceding paragraph were deemed to be exempt from registration either under Rule 701, in that the transactions were under compensatory benefit plans and contracts relating to compensation. The recipients of such securities were our employees, directors or consultants and received the securities under our equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering.

Item 16.	Exhibits and Financial Statement Schedules.

Exhibits

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

3.1#	Amended and Restated Certificate of Incorporation, as amended and as presently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation, to be in effect upon closing of this offering.

3.3#	Amended and Restated Bylaws, as presently in effect.

3.4*	Form of Amended and Restated Bylaws, to be in effect upon closing of this offering.

4.1#	Seventh Amended and Restated Investors’ Rights Agreement by and among the registrant and certain of its stockholders, dated as of April 26, 2018.

4.2*	Form of Common Stock Certificate.

4.3#	Form of Preferred Stock Purchase Warrant, dated as of November 5, 2014.

4.4#	Warrant to Purchase Shares of Convertible Preferred Stock issued by the registrant to Hercules Technology III, L.P., dated as of December 22, 2015.

4.5#	Warrant to Purchase Shares of Convertible Preferred Stock issued by the registrant to OrbiMed Royalty Opportunities II, LP, dated as of March 20, 2017.

5.1*	Opinion of Cooley LLP.

10.1*	Form of Indemnity Agreement between the registrant and its directors and officers.

10.2+	2003 Stock Plan, as amended.

10.3#+	Forms of Notice of Stock Option Grant, Stock Option Agreement and Notice of Exercise for 2003 Stock Plan.

10.4#+	2012 Equity Incentive Plan, as amended.

10.5#+	Form of Stock Option Grant Notice and Option Agreement for the 2012 Equity Incentive Plan.

10.6+*	2019 Equity Incentive Plan.

10.7+*	Form of Stock Option Grant Notice and Option Agreement for the 2019 Equity Incentive Plan.

10.8+*	2019 Employee Stock Purchase Plan.

10.9#+	Employment Agreement by and between the registrant and Reza Zadno, dated as of September 23, 2016.

10.10#+	Form of Executive Employment Agreement.

10.11#	Northwest Park Office Lease by and between the registrant and NWP Building 32 LLC, dated as of November 4, 2016.

10.12#	First Amendment to Northwest Park Office Lease by and between the registrant and NWP Building 32 LLC, dated as of March 27, 2017.

10.13	Credit Agreement by and between the registrant and OrbiMed Royalty Opportunities II, LP, dated as of March 20, 2017.

10.14†	Amended and Restated License Agreement by and between the registrant and the California Institute of Technology, dated as of July 31, 2017.

10.15*†	Second Amendment to License Agreement by and between the registrant and the California Institute of Technology, dated as of October 19, 2017.

10.16†	Framework Agreement by and between the registrant and Medio-Haus-Medizinprodukte GmbH, dated as of June 12, 2014 (English translation).

Exhibit No.	Description

10.17†	Amendment No. 1 to Framework Agreement by and between the registrant and Medio-Haus-Medizinprodukte GmbH, dated as of June 30, 2014 (English translation).

10.18†	Master Services Agreement by and between the registrant and Cedarburg Hauser Pharmaceuticals (which was acquired by Albany Molecular Research Inc.), dated as of November 11, 2012.

10.19†	Commercial Supply Agreement by and between the registrant and Cedarburg Hauser Pharmaceuticals (which was acquired by Albany Molecular Research Inc.), dated as of March 26, 2014.

10.20†	Commercial Manufacturing Agreement by and between the registrant and Ajinomoto Althea, dated as of December 19, 2014.

10.21*†	Asset Purchase and License Agreement by and between the registrant and IROC Innocross AG, dated as of August 7, 2014.

10.22*†	Amendment of Asset Purchase and License Agreement by and between the registrant and IROC Innocross AG, dated as of August 28, 2014.

10.23*†	Patent License and Purchase Agreement by and between the registrant and IROC Innocross AG, dated as of April 4, 2015.

23.1*	Consent of Independent Registered Public Accounting Firm.

23.2*	Consent of Cooley LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (see signature page to the registration statement).

#	Previously filed.
*	To be filed by amendment.
+	Indicates management contract or compensatory plan.
†	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been submitted separately with the Securities and Exchange Commission.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Waltham, Massachusetts, on the     day of                     , 2019.

AVEDRO, INC.

By:
	Name:	Reza Zadno, Ph.D.
	Title:	President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Reza Zadno, Ph.D. and Thomas E. Griffin, and each of them, his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

Reza Zadno, Ph.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2019

Thomas E. Griffin	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2019

Thomas W. Burns	Director	, 2019

Gilbert H. Kliman, M.D.	Director	, 2019

Garheng Kong, M.D., Ph.D.	Director	, 2019

Hongbo Lu, Ph.D.	Director	, 2019

Name	Position	Date

Robert J. Palmisano	Director	, 2019

Jonathan Silverstein	Director	, 2019

Donald J. Zurbay	Director	, 2019